As filed with the Securities and Exchange Commission on December ____, 2008

File No. 333-142432

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

WITHDRAWAL REQUEST FOR AN

APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

VELCERA, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-3327015 (I.R.S. Employer Identification No.)

777 Township Line Road, Suite 170 Yardley, Pennsylvania (Address of Principal Executive Offices)	19067 (Zip Code)

On December 12, 2008, Velcera, Inc. (the “Registrant”) submitted, via electronic filing, a request (the “Form RW”) for an order granting withdrawal of its Registration Statement on Form S-1 (Registration No. 333-142432) (the “Registration Statement”).  Since securities have previously been sold pursuant to said Registration Statement, the Registrant shall accomplish the withdrawal by post-effective amendment rather than submission of the Form RW.  As such, the Registrant hereby requests that this request be withdrawn.

VELCERA, INC.

By: /s/ Matthew C. Hill
     Matthew C. Hill, Chief Financial Officer